UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    September 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated September 18, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: September 18, 2008

Signed:  /s/ Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V: KGN

KEEGAN CONTINUES TO RECEIVE EXCELLENT RESULTS FROM DRILLING SOUTH OF ESAASE GOLD RESOURCE

Vancouver, BC, September 18, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce additional results from step out drilling up to 900 meters south of the boundary of the existing 43-101 resource at the Esaase property. Highlights include 23 m @ 4.2 g/t Au, 26 m @ 2.51 g/t Au, and 26 m @ 1.49 g/t Au. Keegan is continuing to test mineralization in the south extension of the A-1 zone both down and up dip of previous drilling. The drill holes in this area continue to consistently intersect significant grade- widths in the moderately west dipping basal zone of mineralization, and to date, all intercepts have been encountered at a relatively shallow depths. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts from south step out drilling at the Esaase property having a minimum grade-width of approximately 15 g/t Au x meter. Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are in drilled meters and grades reported in g/t Au.

Hole ID From To Width grade
KERC474	64	75	11	1.57
KERC474	110	144	34	0.54
KERC474	186	198	12	2.35
KERC475	138	152	14	2.21
including	139	140	1	19.7
KERC476	240	245	5	4.2
including	242	243	1	16.2
KERC479	33	44	11	1.51
KERC479	198	224	26	1.27
KEDD480	111	116	5	3.54
including	113	114	1	16.3

Hole ID From To Width grade
KEDD480	163	189	26	1.49
KEDD480	235	245	10	2
KERC481	35	58	23	4.2
including	41	44	3	15.92
including	48	49	1	10.1
including	57	58	1	13.4
KERC481	109	119	10	1.071
KERC482	82	92	10	2.97
KEDD483	141	167	26	2.51
including	162	163	1	53.2
KERC484	240	249	9	1.75

President and CEO, Dan McCoy, states: "We are continuing to make significant additions to the Esaase deposit at relatively shallow depths which is key to the successful development of an efficient, modern open pit gold mine. Regionally, these results also complement the results of recent surface exploration from the adjacent Jeni mining lease and continue to illustrate the excellent and evolving potential for the district to become a significant Ghanaian gold producer. We expect to continue to rapidly advance exploration and engineering efforts at Esaase during the coming months."

Richard Haslinger, P. Eng., is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, or ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 15 g/t Au x meter grade-thickness are not routinely reported. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSXVEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.